PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)7
(To Prospectus dated September 29, 2006)	Registration No. 333-137720

$1,150,000,000

$575,000,000 principal amount 1.375% Convertible Senior Notes due 2011

$575,000,000 principal amount 1.625% Convertible Senior Notes due 2013

Common Stock

This prospectus supplement covers resales by holders of our 1.375% convertible senior notes due 2011, or the 2011 notes, and our 1.625% convertible senior notes due 2013, or the 2013 notes, and shares of our common stock issueable on conversion of the 2011 notes and the 2013 notes.

This Prospectus Supplement must be read in conjunction with the Prospectus dated September 29, 2006.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 26, 2007.

Selling securityholders

The information in the table below should be considered in addition to the information appearing in the Prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of January 25, 2007:

Name	2011 Notes	2013 Notes	Principal Amount of Notes Beneficially Owned and Offered (1)	Common Stock Issuable Upon Conversion of the Notes (2)	Common Stock Owned After Completion of the Offering(1)
Argentum Multi-strategy Fund Ltd.- Classic	—	540,000	540,000	16,182	—
Aristeia International Limited	—	37,544,000	37,544,000	1,125,114	—
Aristeia Partners LP	—	4,956,000	4,956,000	148,520	—
DBAG London	19,240,000	17,080,000	36,320,000	1,088,434	—
Deutsche Bank Securities	7,250,000	—	7,250,000	217,267	—
The Drake Offshore Master Fund, Ltd.	—	1,400,000	1,400,000	41,955	—
Goldman, Sachs & Co.	250,000	—	250,000	7,491	—
Kamunting Street Master Fund Ltd.	15,000,000	—	15,000,000	449,518	—
LDG Limited	729,000	—	729,000	21,846	—
Sandelman Partners Multi-Strategy Master Fund, Ltd.	10,000,000	—	10,000,000	299,679	48,100

(1)          Assumes offer and sale of all notes and shares, although selling securityholders are not obligated to sell any notes or shares of common stock.

(2)          Share amounts assume conversion of the notes, at the initial conversion rate of 29.9679 shares per $1,000 principal amount of notes.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated have in the past and may in the future provide financial advisory and other services to us and our affiliates. The selling securityholders purchased all of the notes in private transactions on or after June 28, 2006. All of the notes were “restricted securities” under the Securities Act prior to this registration.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

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